Lilly Ventures Fund I, LLC 115 West Washington Street Suite 1680-South Indianapolis, Indiana 46204 Securities and Exchange Commission Washington, D.C. 20549 Authorization Regarding Reporting Forms I hereby authorize and designate the following persons to sign and file with the Commission on behalf of Lilly Ventures Fund I, LLC Forms 3, 4 and 5 covering transactions and holdings in the common stock and other equity securities of current and future portfolio securities as required by Section 16 of the Securities Exchange Act of 1934 and the rules thereunder: James B. Lootens, Lilly Corporate Center, Indianapolis, Indiana Jamie E. Haney, Lilly Corporate Center, Indianapolis, Indiana Jonathan R. Haug, Lilly Corporate Center, Indianapolis, Indiana This authorization and designation shall remain in effect until a written revocation is signed by me and provided to the Commission. November 19, 2013 /s/ S. Edward Torres on behalf of Lilly Ventures Fund I, LLC